
RECEIVED
AUG 2 7 2007
209
PROCESSING
SECTION


07076140

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(Amendment No. 2)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[ ]

Mitsubishi Jyushi Kabushiki Kaisha
(Name of Subject Company)

Mitsubishi Plastics, Inc.
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Mitsubishi Chemical Holdings Corporation
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

Mitsubishi Plastics, Inc.
5-2 Marunouchi, 2-chome, Chiyoda-ku, Tokyo 100-0005 Japan
+81-3-3273-4006
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:
Administration and Human Resources Office
Mitsubishi Chemical Holdings Corporation
14-1 Shiba 4-chome, Minato-ku, Tokyo 108-0014 Japan
+81-3-6414-4850

Theodore A. Paradise
Davis Polk & Wardwell
Izumi Garden Tower 33F
1-6-1 Roppongi, Minato-ku, Tokyo 106-6033, Japan
+81-3-5561-4421

August 27, 2007
(Date Tender Offer/Rights Offering Commenced)

PART I INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) English language translations of following documents are attached as exhibits to this form:

(b) Not applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, is included on the first page of each of the documents listed in Item 1(a) above.

PART II INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has been filed by Mitsubishi Chemical Holdings Corporation with the Commission concurrently with the furnishing of Form CB on April 24, 2007.

PART IV SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Mitsubishi Chemical Holdings Corporation.
(Filer)

藤沢晃一
(Signature)

Koichi Fujisawa
Executive Officer
General Manager
Administration and Human Resources Office
(Name and Title)

August 27, 2007
(Date)

(English language translation)

June 29, 2007
Mitsubishi Plastics, Inc.

Notice Regarding Delisting and Share Exchange

As a result of the tender offer by Mitsubishi Chemical Corporation during the period from February 9, 2007 until March 15, 2007, the shares of the Company fall within the delisting standards and will be delisted as of July 29, 2007. A share exchange will be conducted between the Company and Mitsubishi Chemical Holdings Corporation effective as of October 1, 2007.
An overview of the share exchange is shown below. (Notification of details of the share exchange procedures will be provided in late August.)

1. Delisting
Shares of the Company are currently traded on the First Section of the Tokyo Stock Exchange and the First Section of the Osaka Stock Exchange, but as the holdings of major shareholders exceeded 90 percent as of March 31, 2007, the shares fall within the delisting standards and shall be delisted on July 29, 2007 after a one-month delisting review period.

2. Overview of the Share Exchange
Shareholders (excluding Mitsubishi Chemical Holdings Corporation) registered or recorded in the Company's shareholder register (including the register of substantial shareholders) as of September 30, 2007 shall be granted 0.41 shares in Mitsubishi Chemical Holdings Corporation for each share held in the Company,

3. Schedule

Friday, June 29, 2007	Start of delisting review period (*Seiri Post*)
Sunday, July 29, 2007 (planned)	Delisting of the Company's shares

(Take note that shares cannot be traded on stock exchanges from this date onward.)

Monday, October 1, 2007	Effective date of share exchange
Friday, November 20, 2007 (planned)	Delivery of share certificates of Mitsubishi Chemical Holdings Corporation

This offer is for the shares of a issuer subject to disclosure rules that differ from those of the U.S. You may be unable to (i) enforce rights and claims you may have under U.S. securities laws, since the issuer and its representatives are located in Japan; (ii) sue the issuer or its representatives in Japan; or (iii) compel them to subject themselves to a U.S. court's judgment.

4. Handling of the Company's Shares

	Trading on Stock Exchanges	Sale of Odd-lot Shares
Until Friday, July 29, 2007	YES *1	YES *1
From Monday, July 30, 2007 Until Friday, September 21, 2007	NO	YES *2
From Saturday, September 22, 2007 Until Sunday, September 30, 2007	NO	NO *3

(NOTES)

1. Take note that, though normal trading of shares is possible until July 27, 2007, regulations prevent margin trading. The sale of odd-lot shares (purchase requests) shall be handled as normal in accordance with the Company's regulations on the handling of shares.
2. The sale of odd-lot shares (purchase requests) during the period from July 30, 2007 until September 21, 2007 shall be handled using the final trading price of the Tokyo Stock Exchange as the purchase price.
3. Take note that purchase requests received by Corporate Agency Business Unit at Mitsubishi UFJ Trust and Banking Corporation (including branch offices of Mitsubishi UFJ Trust and Banking Corporation throughout Japan), which is the administrator of the Company's shareholder register the from September 22, 2007 onward shall not be processed.

(English language translation)

August 24, 2007
2-5-2 Marunouchi, Chiyoda-ku, Tokyo
Mitsubishi Plastics, Inc.
Akira Kano, Director and President

To Shareholders:

Request Concerning the Submission of Share Certificates Due to Share Exchange

Based on a resolution of the Board of Directors on Monday, April 23, 2007 a share exchange resulting in the Company becoming a wholly-owned subsidiary of Mitsubishi Chemical Holdings Corporation will be conducted effective as of Monday, October 1, 2007. With the share exchange, all shareholders (including substantial shareholders, with the same applying hereinafter) other than Mitsubishi Chemical Holdings Corporation registered or recorded in the Company's final shareholder register (including the register of substantial shareholders, with the same applying hereinafter) as of the day before the effective date of the share exchange (Monday, September 30, 2007, but as this is a holiday for the administrator of the Company's shareholder register, effectively Friday, September 28, 2007) shall be granted **0.41 shares in Mitsubishi Chemical Holdings Corporation for each share held in the Company.**

With the execution of the share exchange, all of the Company's share certificates will become invalid as of the effective date of the share exchange (Monday, October 1, 2007) in accordance with the provisions in the Company Law, and we ask that all shareholders read the "Notice Concerning the Submission of Share Certificates" and **submit all shares held within the share submission period (from Monday, August 27, 2007 until Monday, October 1, 2007).** If there are securities companies taking custody of the share certificates, please consult and confirm with the securities company with regard to the method of submitting the share certificates.

1. Shareholders that correspond to the following with regard to all shares do not need to take procedures to submit share certificates.

This offer is for the shares of a issuer subject to disclosure rules that differ from those of the U.S. You may be unable to (i) enforce rights and claims you may have under U.S. securities laws, since the issuer and its representatives are located in Japan; (ii) sue the issuer or its representatives in Japan; or (iii) compel them to subject themselves to a U.S. court's judgment.

(1) Those utilizing the "securities depositary system"

(2) Those that only hold odd-lot shares

(3) Those that have applied for not holding share certificates

(4) Those that hold a combination of shares corresponding to (1) – (3)

2. Please contact your securities company if you have any queries regarding the procedures and the "securities depositary system."

3. Trading of the Company's shares in securities exchanges ended on Friday July 27, 2007 and the Company was delisted on Sunday, July 29, 2007.

Notice Concerning the Submission of Share Certificates

1. Share submission period

From Monday, August 27, 2007 until Sunday, October 1, 2007

2. Office handling share submission administration

Administrator of shareholder register (Contact)	**Mitsubishi UFJ Trust and Banking Corporation 7-10-11 Higashisuna, Koto-ku, Tokyo 137-8081 Corporate Agency Business Unit, Mitsubishi UFJ Trust and Banking Corporation**
Offices	Branch offices of Mitsubishi UFJ Trust and Banking Corporation throughout Japan

(Please note that the Company will not directly handle these procedures.)

3. Submission of share certificates

(1) Method of submission

(i) Enter the necessary information into the "Share Submission Form" and place registered seal on such "Share Submission Form", and submit it together with all of the share certificates held to the office handling share submission administration mentioned above in 2.

(ii) When mailing the share certificates and "Share Submission Form", use the enclosed return envelope (addressed to a postbox in the New Tokyo Post Office) and send it using recorded delivery from a nearby post office. (The postage is paid by the addressee, so there is no need to affix a stamp.)

(iii) Shareholders who have left their share certificates in the custody of a securities company should consult the securities company with regard to the method of submitting the share certificates.

Notes of Caution Concerning the Submission of Share Certificates
(i) Organize all share certificates into a single group and submit them to office handling share submission administration mentioned above in 2. (ii) When submitting share certificates not transferred, enclose a "Transfer Request Form (and Shareholder Slip)" with the "Share Submission Form." (iii) Once the share certificates are submitted, the submission cannot be canceled, the share certificates cannot be returned and the name of the submitter cannot be changed. (iv) Be sure to submit a "Change Form" if you change address.

(2) Issue of a "Receipt Slip" for the submission of share certificates

IN exchange for the share certificates, we will issue a "Receipt Slip" (the "Receipt Slip" slip will be returned by post if the share certificates are submitted by post) and we ask that you keep this in a safe place until you receive the new share certificates from Mitsubishi Chemical Holdings Corporation. Note that the "Receipt Slip" cannot be exchanged for share certificates, or share certificates cannot be sold, transferred or pledged by the "Receipt Slip".

(3) If submission of share certificates is not possible due to loss or other reasons

Be sure to submit the share certificates to the office handling share submission administration mentioned above in 2 within the share submission period.

4. Method of allocation of new shares in Mitsubishi Chemical Holdings Corporation

(1) All shareholders other than Mitsubishi Chemical Holdings Corporation registered or recorded in the Company's final shareholder register as of the day before the effective date of the share exchange (Sunday, September 30, 2007, but as this is a holiday for the administrator of the Company's shareholder register, effectively Friday, September 28, 2007) shall be granted 0.41 shares in Mitsubishi Chemical Holdings Corporation for each share held in the Company.

(2) Share certificates are not issued for shares less than a round lot (500 shares) resulting from the allocation, and these are recorded in the shareholder register of Mitsubishi Chemical Holdings Corporation as odd-lot shares.

(3) Fractional shares less than a single share shall be disposed of in accordance with legal procedures and payment shall be made in accordance with the number of shares allocated.

(Example 1) When 1,000 shares are held.

Equation: 1,000 shares x 0.41 = 410 shares

- 410 shares will be recorded in the shareholder register as odd-lot shares.

(Example 2) When 1,550 shares are held.

Equation: 1,550 shares x 0.41 = 635.5 shares

- New share certificates will be issued for 500 shares.
- 135 shares will be recorded in the shareholder register as odd-lot shares.
- Payment will be made for the 0.5 fractional shares not processed.

5. Delivery method and time of new shares in Mitsubishi Chemical Holdings Corporation

(1) On Tuesday, November 20, 2007, we plan to send the new shares of Mitsubishi Chemical Holdings Corporation and the "Notice Regarding the Allocation of New Shares through Share Exchange" by registered mail to the address registered by shareholders who submit share certificates within the share submission period.

(2) We plan to send share certificates to the registered address by registered mail to arrive by early December, 2007 in the event a shareholder holds an odd-lot of Mitsubishi Chemical Holdings Corporation shares and these shares are increased to a round lot (500 shares) such as when the shares reach a round lot (500 shares) due to the addition of new shares from the share exchange.

6. If the share certificates are not submitted during the Company's share submission period

(1) When the share submission period in 1 has passed, we will begin exchanging the old shares in the Company that have become void with new share certificates of Mitsubishi Chemical Holdings Corporation. Please apply for these procedures at the office handling share submission administration mentioned in 2. above.

(2) Please note that approximately 10 days are required from the receipt of the request until the delivery of the new share certificates.

(3) Shareholders requiring the transfer of ownership when receiving the new share certificates should enclose a "Transfer Request Form (and Shareholder Slip)."

7. Fractional shares

(1) Fractional shares less than a single share resulting from the allocation shall be disposed of in accordance with legal procedures and payment shall be made in accordance with the number of shares allocated.

(2) We plan to make such payment on Thursday, December 20, 2007.

8. Purchase requests for odd-lot shares (planned)

(1) Purchase requests for odd-lot shares in the company

Date	Handling of purchase request
From Friday, September 21, 2007	Each share shall be purchased at the price of 442 yen in accordance with the Company's regulations on the handling of shares.
From Saturday, September 22, 2007 Until Sunday, September 30, 2007	The receipt of requests for the purchase of odd-lot shares shall be suspended during

	this period.

(2) Purchase requests for odd-lot shares in Mitsubishi Chemical Holdings Corporation

Date	Handling of purchase request
From Monday, October 1, 2007 Until Monday, November 19, 2007	Odd-lot shares held after calculation of the share exchange ratio shall be handled in accordance with Mitsubishi Chemical Holdings Corporation's regulations on the handling of shares (the purchase price shall be the Tokyo Stock Exchange closing price on the day the request is received). However, payment for the purchase will be made on Sunday, November 26, 2007.
Tuesday, November 19, 2007 and onward	Handled in accordance with Mitsubishi Chemical Holdings Corporation's regulations on the handling of shares.

(Notes)

When requesting the purchase of odd-lot shares, submit the purchase request form to the office handling share submission administration mentioned above in 2. Purchase requests made when utilizing the "securities depositary system" are conducted through the securities company used. Please consult the securities company regarding the necessary procedures.

9. Requests for adding to holdings of odd-lot shares

The system for adding to holdings of odd-lot shares is a system enabling shareholders to add to their holdings in order to have a round lot (500 shares) of shares in Mitsubishi Chemical Holdings Corporation.

Requests for adding to holdings of odd-lot shares will be processed from Wednesday, November 21, 2007 in accordance with Mitsubishi Chemical Holdings Corporation's regulations on the handling of shares.

10. Handling of the submission of documentation by shareholders

The "shareholder slips", "substantial shareholder slips" and other documents that have been delivered to the Company to date will all be assumed by Mitsubishi Chemical Holdings Corporation as of the effective date of share exchange (October 1, 2007).

* Note regarding designation of dividend transfers
Shareholders who have shares in both the Company and in Mitsubishi Chemical Holdings Corporation and have designated dividend transfers for each will receive transfers of all dividends from Mitsubishi Chemical Holdings Corporation's fiscal year ending March 31, 2008 onward into the account designated for the transfer of Mitsubishi Chemical Holdings Corporation dividends.
Shareholders who have shares in both companies and have designated dividend transfers for only one of the companies will receive transfers of all dividends from Mitsubishi Chemical Holdings Corporation's fiscal year ending March 31, 2008 onward into the relevant account designated for the transfer of dividends.

11. Share exchange schedule and circulation of shares (planned)
The circulation of shares is planned to take place according to the following schedule.

Date	Schedule	Circulation of shares
Monday, October 1, 2007	Final date for processing of submitted share certificates Effective date of share exchange	Shares for which procedures have been taken to utilize the "securities depositary system" can be sold as Mitsubishi Chemical Holdings Corporation shares from Monday, October 1, 2007 onward.
Tuesday, November 20, 2007	Start of delivery of new share certificates of Mitsubishi Chemical Holdings Corporation	Shares for which procedures for submitting share certificates have been taken without utilizing the "securities depositary system" can be sold once the new Mitsubishi Chemical Holdings Corporation share certificates have been delivered.

12. Inquiries
Please contact the administrator of the Company's shareholder register if you have any inquiries. If you are a non-Japanese holder of the Company's shares, please contact your registered shareholder in Japan.

Administrator of shareholder register (Contact)	Mitsubishi UFJ Trust and Banking Corporation Corporate Agency Business Unit, Mitsubishi UFJ Trust and Banking Corporation 7-10-11 Higashisuna, Koto-ku, Tokyo 137-8081

EXHIBIT I-C

(English language translation)

August 24, 2007
2-5-2 Marunouchi, Chiyoda-ku, Tokyo
Mitsubishi Plastics, Inc.
Akira Kano, Director and President

To Shareholders:

Handling of the Company's Shares Due to Share Exchange

Based on a resolution of the Board of Directors on Monday, April 23, 2007 a share exchange resulting in the Company becoming a wholly-owned subsidiary of Mitsubishi Chemical Holdings Corporation will be conducted effective as of Monday, October 1, 2007.

With the share exchange, all shareholders (including substantial shareholders, with the same applying hereinafter) other than Mitsubishi Chemical Holdings Corporation registered or recorded in the Company's final shareholder register (including the register of substantial shareholders, with the same applying hereinafter) as of the day before the effective date of the share exchange (Sunday, September 30, 2007, but as this is a holiday for the administrator of the Company's shareholder register, effectively Friday, September 28, 2007) shall be granted **0.41 shares in Mitsubishi Chemical Holdings Corporation for each share held in the Company.**

All of the Company's share certificates will become invalid as of the effective date of the share exchange (Monday, October 1, 2007) in accordance with the provisions in the Company Law, and we will implement procedures for the submission of share certificates, but shareholders that correspond to the following with regard to all shares do not need to take procedures to submit shares certificates

(1) Those utilizing the "securities depositary system"
(2) Those that only hold odd-lot shares
(3) Those that have applied for not holding share certificates
(4) Those that hold a combination of shares corresponding to (1) – (3)

This offer is for the shares of a issuer subject to disclosure rules that differ from those of the U.S. You may be unable to (i) enforce rights and claims you may have under U.S. securities laws, since the issuer and its representatives are located in Japan; (ii) sue the issuer or its representatives in Japan; or (iii) compel them to subject themselves to a U.S. court's judgment.

This notice is sent to shareholders that correspond to one of (1) – (4) above, so shareholders receiving this notice generally should not be required to submit share certificates. However, we ask that shareholders currently holding the Company's share certificates for reasons such as withdrawing them from an account in the "securities depositary system" read "Handling of the Company's Shares" below and **submit all shares held within the share certificate submission period (from Monday, August 27, 2007 until Monday, October 1, 2007).**

(Notes)

If you are unsure of whether you are utilizing the "securities depositary system," check with your securities company.

Trading of the Company's shares in securities exchanges ended on Friday, July 27, 2007 and the Company was delisted on Sunday, July 29, 2007.

Handling of the Company's Shares

1. Method of allocation of new shares in Mitsubishi Chemical Holdings Corporation

(1) All shareholders other than Mitsubishi Chemical Holdings Corporation registered or recorded in the Company's final shareholder register as of the day before the effective date of the share exchange (Sunday, September 30, 2007, but as this is a holiday for the administrator of the Company's shareholder register, effectively Friday, September 28, 2007) shall be granted 0.41 shares in Mitsubishi Chemical Holdings Corporation for each share held in the Company.

(2) Share certificates are not issued for shares less than a round lot (500 shares) resulting from the allocation, and these are recorded in the shareholder register of Mitsubishi Chemical Holdings Corporation as odd-lot shares.

(3) Fractional shares less than a single share shall be disposed of in accordance with legal procedures and payment shall be made in accordance with the number of shares allocated.

(Example 1) When 1,000 shares are held.

Equation: 1,000 shares x 0.41 = 410 shares

- 410 shares will be recorded in the shareholder register as odd-lot shares.

(Example 2) When 1,550 shares are held.

Equation: 1,550 shares x 0.41 = 635.5 shares

- New share certificates will be issued for 500 shares.
- 135 shares will be recorded in the shareholder register as odd-lot shares.
- Payment will be made for the 0.5 fractional shares not processed.

2. Handling of new shares in Mitsubishi Chemical Holdings Corporation

Please refer to the "Notice Regarding the Allocation of New Shares through Share Exchange" that we plan to send on November 20, 2007 for the results of the allocation of new shares in Mitsubishi Chemical Holdings Corporation.

(1) For shares utilizing the "securities depositary system"

The new shares in Mitsubishi Chemical Holdings Corporation of a number according to the allocation ratio will be handled as being deposited in the securities company account used on Monday, October 1, 2007 (the effective date of the share exchange) and these shares can be sold from Monday, October 1, 2007 onward. Odd-lot shares (1-499 shares) will also be handled as being deposited in the securities company account used.

(2) If an application for not holding share certificates has been made

The new shares in Mitsubishi Chemical Holdings Corporation of a number according to the allocation ratio will continue to be treated as "share certificates not held."

(3) If the combination of odd-lot shares registered results in a round lot of new shares in Mitsubishi Chemical Holdings Corporation

We plan to send share certificates to the registered address by registered mail to arrive around early December, 2007 in the event a shareholder holds an odd-lot of Mitsubishi Chemical Holdings Corporation shares and these shares are increased to a round lot (500 shares) such as when the shares reach a round lot (500 shares) due to the addition of new shares from the share exchange.

3. Fractional shares

(1) Fractional shares less than a single share resulting from the allocation shall be disposed of in accordance with legal procedures and payment shall be made in accordance with the number of shares allocated.

(2) We plan to make payment on Thursday, December 20, 2007.

4. Purchase requests for odd-lot shares (planned)

(1) Purchase requests for odd-lot shares in the company

Date	Handling of purchase request
From Friday, September 21, 2007	Each share shall be purchased at the price of 442 yen in accordance with the Company's regulations on the handling of shares.
From Saturday, September 22, 2007 Until Sunday, September 30, 2007	The receipt of requests for the purchase of odd-lot shares shall be suspended during this period.

(2) Purchase requests for odd-lot shares in Mitsubishi Chemical Holdings Corporation

Date	Handling of purchase request
From Monday, October 1, 2007 Until Monday, November 19, 2007	Odd-lot shares held after calculation of the share exchange ratio shall be handled in accordance with Mitsubishi Chemical Holdings Corporation's regulations on the handling of shares (the purchase price shall be the Tokyo Stock Exchange closing price on the day the request is received). However, payment for the purchase will be made on Sunday, November 26, 2007.
Tuesday, November 19, 2007 and	Handled in accordance with Mitsubishi Chemical

onward	Holdings Corporation's regulations on the handling of shares.

(Notes)
When requesting the purchase of odd-lot shares, submit the purchase request form to the office handling share submission administration mentioned below in 8.(2). Purchase requests made when utilizing the "securities depositary system" are conducted through the securities company used. Please consult the securities company regarding the necessary procedures.

5. Requests for adding to holdings of odd-lot shares

The system for adding to holdings of odd-lot shares is a system enabling shareholders to add to their holdings in order to have a round lot (500 shares) of shares in Mitsubishi Chemical Holdings Corporation.

Requests for adding to holdings of odd-lot shares will be processed from Wednesday, November 21, 2007 in accordance with Mitsubishi Chemical Holdings Corporation's regulations on the handling of shares.

6. Handling of the submission of documentation by shareholders

The "shareholder slips", "substantial shareholder slips" and other documents that have been delivered to the Company to date will all be assumed by Mitsubishi Chemical Holdings Corporation as of the effective date of share exchange (October 1, 2007).

* Note regarding designation of dividend transfers

Shareholders who have shares in both the Company and in Mitsubishi Chemical Holdings Corporation and have designated dividend transfers for each will receive transfers of all dividends from Mitsubishi Chemical Holdings Corporation's fiscal year ending March 31, 2008 onward into the account designated for the transfer of Mitsubishi Chemical Holdings Corporation dividends.

Shareholders who have shares in both companies and have designated dividend transfers only for one of the companies will receive transfers of all dividends from Mitsubishi Chemical Holdings Corporation's fiscal year ending March 31, 2008 onward into the relevant account designated for the transfer of dividends.

7. Share exchange schedule and circulation of shares (planned)

The circulation of shares is planned to take place according to the following schedule.

Date	Schedule	Circulation of shares

Monday, October 1, 2007	Final date for processing of submitted share certificates Effective date of share exchange	Shares for which procedures have been taken to utilize the "securities depositary system" can be sold as Mitsubishi Chemical Holdings Corporation shares from Monday, October 1, 2007 onward.
Tuesday, November 20, 2007	Start of delivery of new share certificates of Mitsubishi Chemical Holdings Corporation	Shares for which procedures for submitting share certificates have been taken without utilizing the "securities depositary system" can be sold once the new Mitsubishi Chemical Holdings Corporation share certificates have been delivered.

8. Administration of submission of share certificates and inquiries

We ask that shareholders currently holding the Company's share certificates for reasons such as withdrawing them from a "securities depositary system" account in their securities company submit the share certificates to the office handling share submission administration mentioned below within the share submission period.

Please contact the administrator of the office handling share submission administration if you have any inquiries. If you are a non-Japanese holder of the Company's shares, please contact your registered shareholder in Japan.

(1) Share submission period

From Monday, August 27, 2007 until Sunday, October 1, 2007

(2) Office handling share submission administration

Administrator of shareholder register	**Mitsubishi UFJ Trust and Banking Corporation** **Corporate Agency Business Unit,**
(Contact)	**Mitsubishi UFJ Trust and Banking Corporation** **7-10-11 Higashisuna, Koto-ku, Tokyo 137-8081**

Offices	Branch offices of Mitsubishi UFJ Trust and Banking Corporation throughout Japan

* Please note that the Company will not directly handle these procedures. Please contact the administrator of the Company's shareholder register if you have any inquiries regarding procedures for submitting share certificates.

* Once the share certificates are submitted, the submission cannot be canceled, the share certificates cannot be returned and the name of the submitter cannot be changed. **Please understand that shares cannot be sold until the new share certificates (scheduled to be sent on Tuesday, November 20, 2007) are delivered.**

EXHIBIT I-D

(English language translation)

Mitsubishi Plastics, Inc.
2-5-2 Marunouchi,
Chiyoda-ku, Tokyo

Request Regarding Submission of Share Certificates Due to Share Exchange

Based on a resolution passed by the board of directors of Mitsubishi Plastics, Inc. (the Company) on April 23, 2007, the Company will conduct a share exchange to become a wholly-owned subsidiary of Mitsubishi Chemical Holdings Corporation (MCHC) effective as of October 1, 2007. In accordance with Article 784.1 of the Company Law of Japan, the share exchange will be conducted without the approval of the general shareholders' meeting.

In accordance with this share exchange 0.41 common shares of MCHC for each share of the Company will be granted to all shareholders of record (including substantial shareholders, with the same applying hereinafter) other than MCHC that are registered or recorded in the Company's shareholder register (including the register of substantial shareholders, with the same applying hereinafter) on the business day preceding the day the share exchange comes into effect (Friday, September 28, 2007).

In accordance with this, the Company's share certificates shall become invalid on the effective date of the share exchange (Monday, October 1, 2007) in accordance with the provisions of the Company Law, and we ask that all holders of the Company's share certificates submit all share certificates as stated below. Shareholders utilizing the securities depositary system for all Company shares held, shareholders of only odd-lot shares and shareholders that have requested not to hold share certificates do not need to take procedures to submit share certificates.

1. Period of acceptance of submission of share certificates

From Monday, August 27, 2007 until Monday, October 1, 2007

2. Places accepting submission of share certificates

(1) Administrator of the shareholder register: Mitsubishi UFJ Trust and Banking Corporation

This offer is for the shares of a issuer subject to disclosure rules that differ from those of the U.S. You may be unable to (i) enforce rights and claims you may have under U.S. securities laws, since the issuer and its representatives are located in Japan; (ii) sue the issuer or its representatives in Japan; or (iii) compel them to subject themselves to a U.S. court's judgment.

(2) Office handling submissions:	Corporate Agency Business Unit, Mitsubishi UFJ Trust and Banking Corporation
Postal Address:	1-4-5 Marunouchi, Chiyoda-ku, Tokyo
	Corporate Agency Business Unit, Mitsubishi UFJ Trust and Banking Corporation
	7-10-11 Higashisuna, Koto-ku, Tokyo
(3) Agencies	Branches of Mitsubishi UFJ Trust and Banking Corporation throughout Japan

Notices and Warnings

1. A "Request to Submit Share Certificates Due to Share Exchange" will be sent to all shareholders who need to submit share certificates. We ask that you follow the procedures therein.
2. A "Handling of the Company's Shares Due to the Share Exchange" will be sent to shareholders who are not required to submit share certificates (including those shareholders utilizing the securities depositary system). We ask that you check the contents thereof.
3. The above-mentioned documents will be available in English at the following url no earlier than August 28, 2007 (EST): http://www.mpi.co.jp/english.
4. For inquiries, shareholders should contact their registered agent in Japan.

Akira Kano, Director and President
Mitsubishi Plastics, Inc.

END